Exhibit 99.1

News Release
NYSE, TSX: NTR

May 27, 2019

Nutrien Announces Dividend Increase

Saskatoon, Saskatchewan – Nutrien Ltd. (Nutrien) announced today that its Board of Directors has approved an increase in the expected quarterly dividend from US$0.43 per share to US$0.45 per share commencing with the quarterly dividend having a record date at the end of the third quarter 2019 and until otherwise determined by the Board of Directors.

“We are committed to returning significant capital to shareholders, including providing investors with a stable and growing dividend. The increase announced today demonstrates the strength of our integrated business model and confidence in our ability to generate strong and growing cash flow,” said Chuck Magro, President and Chief Executive Officer of Nutrien.

The declaration, amount and payment date of any future dividends by Nutrien is at the discretion of the Board of Directors and will depend on numerous factors, including compliance with applicable laws and the financial performance, debt obligations, working capital requirements and future capital requirements of Nutrien and its subsidiaries, and the increased dividend amount will not impact Nutrien’s previously announced US$0.43 per share dividend declared on May 10, 2019 payable July 18, 2019 to shareholders of record on June 28, 2019.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the declaration and payment of future dividends, including the timing and amount thereof, and Nutrien’s business priorities. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this news release. Although Nutrien believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2019 and in the future (including as outlined under “Market Outlook” and on page 62 of our 2018 Annual Report); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; ability to maintain investment grade rating and achieve our performance targets; assumptions in respect of our ability to sell equity positions, including the ability to find suitable buyers at expected prices and successfully complete such transactions in a timely manner; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; the failure to successfully integrate and realize the expected synergies associated with the merger, including within the expected timeframe; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems; the inability to find suitable buyers for our equity positions and counterparty and transaction risk associated therewith; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at our Egyptian and Argentinian facilities; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable US federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Contact us at: www.nutrien.com

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